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EXHIBIT 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

        We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Resources Fund (the "Registrant") and to the use of our name in the Registrant's Annual Information Form dated March 13, 2009 for the year ended December 31, 2008 which document makes reference to our firm and our reports entitled "EnerMark Inc. — Oil Sands Resources Summary" dated February 23, 2009, evaluating the Registrant's contingent and prospective bitumen resources effective December 31, 2008.

Calgary, Alberta, Canada	GLJ PETROLEUM CONSULTANTS LTD.
March 13, 2009
/s/ DANA B. LAUSTSEN Dana B. Laustsen, P. Eng. Executive Vice-President

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  EXHIBIT 99.6
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS